Exhibit 22.1
List of Issuers and Guarantors of Guaranteed Securities
As of September 30, 2026, the following securities issued by Vistra Operations Company LLC, an indirect, wholly owned subsidiary of Vistra Corp., were irrevocably and unconditionally guaranteed by Vistra Corp.:

Issuer	Guarantor	Guaranteed Security
Vistra Operations Company LLC	Vistra Corp.	7.000% Series A Junior Subordinated Notes due 2057
Vistra Operations Company LLC	Vistra Corp.	7.250% Series B Junior Subordinated Notes due 2057